SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
       RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                            (Amendment No. 2)

                            ESC Medical Systems Ltd.
                              (Name of Issuer)

                 Ordinary Shares, NIS 0.10 par value per share
                     (Title of Class of Securities)

                               M40868107
                             (CUSIP Number)

                             Barnard J. Gottstein
                            Carr-Gottstein Properties
                        550 West 77th Avenue, Suite 1540
                            Anchorage, Alaska 99501
                                 (907) 278-2277
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                              with a copy to:

                           Joseph J. Giunta, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                     300 South Grand Avenue, Suite 3400
                    Los Angeles, California  90071-3144
                               (213) 687-5000


                                 March 9, 1999
          (Date of Event which Requires Filing of This Statement)


 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check
 the following box:                               ---
                                                 /  /




 CUSIP No. M40868107           13D
 -----------------------------------------------------------------------------
 (1)  NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Barnard J. Gottstein, as trustee of the Barnard J. Gottstein Revocable
      Trust
 -----------------------------------------------------------------------------
 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                   ___
                                              (a) /  /
                                              (b) /X /
 -----------------------------------------------------------------------------
 (3)  SEC USE ONLY

 -----------------------------------------------------------------------------
 (4)  SOURCE OF FUNDS*
      PF, OO
 -----------------------------------------------------------------------------
 (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                           ___
                                                  /X /
 -----------------------------------------------------------------------------
 (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      UNITED STATES
  ----------------------------------------------------------------------------
                                    : (7)  SOLE VOTING POWER
                                    :      1,932,134 shares held by
                                    :      the Barnard J. Gottstein
                                    :      Revocable Trust, for which
                                    :      Barnard J. Gottstein serves
                                    :      as Trustee.
                                    :-----------------------------------------
  NUMBER OF SHARES BENEFICIALLY     : (8)  SHARED VOTING POWER
  OWNED BY EACH REPORTING           :      0
  PERSON WITH                       :-----------------------------------------
                                    : (9)  SOLE DISPOSITIVE POWER
                                    :      1,932,134 shares heldby
                                    :      the Barnard J. Gottstein
                                    :      Revocable Trust, for which
                                    :      Barnard J. Gottstein serves
                                    :      as Trustee.
                                    :-----------------------------------------
                                    :(10)  SHARED DISPOSITIVE POWER
                                    :      0
 -----------------------------------------------------------------------------
  (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,932,134 shares held by the Barnard J. Gottstein Revocable Trust, for which Barnard J. Gottstein serves as Trustee.
 -----------------------------------------------------------------------------
 (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                   /  /

 -----------------------------------------------------------------------------
 (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      6.72%
 -----------------------------------------------------------------------------
 (14) TYPE OF REPORTING PERSON*
      IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT



  CUSIP No. M40868107           13D
 -----------------------------------------------------------------------------
 (1)  NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           Barnard J. Gottstein Revocable Trust
 -----------------------------------------------------------------------------
 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                  ___
                                              (a)/  /
                                              (b)/X /
 -----------------------------------------------------------------------------
 (3)  SEC USE ONLY

 -----------------------------------------------------------------------------
 (4)  SOURCE OF FUNDS*
      PF, OO
  ----------------------------------------------------------------------------
 (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                          ___
                                                 /  /
  -----------------------------------------------------------------------------
 (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Washington
  -----------------------------------------------------------------------------
                                    : (7)  SOLE VOTING POWER
                                    :      1,932,134 shares held by
                                    :      the Barnard J. Gottstein
                                    :      Revocable Trust, for which
                                    :      Barnard J. Gottstein serves
                                    :      as Trustee.
                                    :------------------------------------------
  NUMBER OF SHARES BENEFICIALLY     : (8)  SHARED VOTING POWER
  OWNED BY EACH REPORTING           :      0
  PERSON WITH                       :------------------------------------------
                                    : (9)  SOLE DISPOSITIVE POWER
                                    :      1,932,134 shares held by
                                    :      the Barnard J. Gottstein
                                    :      Revocable Trust, for which
                                    :      Barnard J. Gottstein serves
                                    :      as Trustee.
                                    :------------------------------------------
                                    :(10)  SHARED DISPOSITIVE POWER
                                    :      0
  -----------------------------------------------------------------------------
 (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,932,134 shares held by the Barnard J. Gottstein Revocable Trust, for which Barnard J. Gottstein serves as Trustee.
  -----------------------------------------------------------------------------
 (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                   /  /

  -----------------------------------------------------------------------------
 (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      6.72%
  -----------------------------------------------------------------------------
 (14) TYPE OF REPORTING PERSON*
      OO


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!




 CUSIP No. M40868107           13D
 -----------------------------------------------------------------------------
 (1)  NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Barnard J. Gottstein
 -----------------------------------------------------------------------------
 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                  ___
                                              (a)/  /
                                              (b)/X /
 -----------------------------------------------------------------------------
 (3)  SEC USE ONLY

 -----------------------------------------------------------------------------
 (4)  SOURCE OF FUNDS*
      PF, OO
 -----------------------------------------------------------------------------
 (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                          ___
                                                 / X /
 -----------------------------------------------------------------------------
 (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      UNITED STATES
 -----------------------------------------------------------------------------
                                    : (7)  SOLE VOTING POWER
                                    :      1,932,134 shares held by
                                    :      the Barnard J. Gottstein
                                    :      Revocable Trust, for which
                                    :      Barnard J. Gottstein serves
                                    :      as Trustee.
                                    :-----------------------------------------
  NUMBER OF SHARES BENEFICIALLY     : (8)  SHARED VOTING POWER
  OWNED BY EACH REPORTING           :      0
  PERSON WITH                       :-----------------------------------------
                                    : (9)  SOLE DISPOSITIVE POWER
                                    :      1,932,134 shares held by
                                    :      the Barnard J. Gottstein
                                    :      Revocable Trust, for which
                                    :      Barnard J. Gottstein serves
                                    :      as Trustee.
                                    :------------------------------------------
                                    :(10)  SHARED DISPOSITIVE POWER
                                    :      0
 -----------------------------------------------------------------------------
 (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,932,134 shares held by the Barnard J. Gottstein Revocable Trust, for which Barnard J. Gottstein serves as Trustee.
  -----------------------------------------------------------------------------
 (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                   /  /

 -----------------------------------------------------------------------------
 (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      6.72%
 -----------------------------------------------------------------------------
 (14) TYPE OF REPORTING PERSON*
      IN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!



           CUSIP No. M40868107           13D


           This Amendment No. 2 (the "Amendment") amends the Statement on
 Schedule 13D, dated September 29, 1998, as amended by Amendment No. 1, dated January 15, 1999 (the "Original Schedule 13D"), relating to the Shares (as defined under Item 1 below) of the Company (as defined under Item 1 below). Each of the Barnard J. Gottstein Revocable Trust, Barnard
 J. Gottstein, as trustee of the Barnard J. Gottstein Revocable Trust, and Barnard J. Gottstein, as an individual (collectively, the "Reporting Persons"), are filing this Amendment to reflect, among other things, a change in the Reporting Persons' purposes and intentions with respect to the Shares, and to update the information with respect to the Reporting Persons' ownership of the Shares. Mr. Gottstein has reached an understanding with Mr. Arie Genger (who has previously filed his own
 Schedule 13D along with TPR Investment Associates, Inc., Trans-Resources, Inc., Haifa Chemicals Ltd. and Haifa Chemicals Holdings Ltd. (all of which are directly or indirectly controlled by Mr. Genger, being collectively called the "TRI Entities")) to work together to achieve certain of these purposes, with the result that the Reporting Persons may be deemed to have formed a "group" with the TRI Entities. The Reporting Persons expressly disclaim any such "group" membership between the Reporting Persons and the TRI Entities.

 Item 1.  Security and issuer.

       Item 1 of the Original Schedule 13D is hereby amended and restated as follows:

           This Statement on Schedule 13D relates to the Ordinary Shares, par value NIS 0.10 per share (the "Shares"), of ESC Medical Systems Ltd., an Israeli corporation (the "Company"). The principal executive offices of the Company are located at P.O. Box 240, Yokneam Industrial Park, Yokneam, Israel 20692.


Item 2.    Identity and Background.

       Item 2 of the Original Schedule 13D is hereby amended and supplemented as follows:

       On March 9, 1999, Mr. Gottstein and Mr. Genger reached an understanding to cooperate with each other in attempting to achieve a change in the composition of the Company's Board of Directors, which they believe is necessary in order for the Company to grow and prosper (as more fully described in Item 4 hereof). Notwithstanding this cooperation on certain strategic objectives, the Reporting Persons and the TRI Entities each retain complete, independent economic control over their respective investments in the Shares, and have not signed any agreement regarding voting or disposition of their Shares. Nevertheless, the Reporting Persons may be deemed to have become members of a "group" with the TRI Entities, although the Reporting Persons disclaim any such "group" membership with the TRI Entities or any beneficial ownership of the TRI Entities' Shares. Pursuant to Rule 13d-1(f)(2), the Reporting Persons and the TRI Entities will each continue to make their own filings on Schedule 13D (and amendments thereto) with respect to the Shares, rather than a single joint filing.


 ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       Item 3 of the Original Schedule 13D is hereby amended and supplemented as follows:

           The 215,000 Shares acquired between January 19, 1999 and February 23, 1999 were acquired for approximately $1,340,781 through the use of personal funds of Barnard J. Gottstein.


 ITEM 4.   PURPOSE OF TRANSACTION.

       Item 4 of the Original Schedule 13D is hereby amended as follows:

       As disclosed in the Original Schedule 13D, the Reporting Persons had acquired the Shares which were reflected in the Original Schedule 13D for investment purposes. After the filing of the Original Schedule 13D and as reflected in several of the Company's public announcements, the Company continued to experience disappointing performance. During January and February 1999, the market price of the Shares declined to new lows.

       On or about February 26, 1999, Mr. Gottstein's counsel made a telephone call to Mr. Genger, inquiring whether, in light of the erosion in the Company's shareholder value, Mr. Gottstein and Mr. Genger, as significant shareholders, might wish to discuss their investments in the Company. On March 4, 1999, Mr. Gottstein and Mr. Genger participated in preliminary telephone conferences, and on March 6, 1999, met in Anchorage, Alaska. Mr. Gottstein and Mr. Genger explored the possibility of working together to affect the policies of the Company in order to reverse its recent setbacks and begin restoring its long-term potential value. After reviewing their impressions of the March 6 meeting with their respective counsel, on March 9, 1999, Mr. Gottstein and Mr. Genger reached an understanding to cooperate in encouraging the Company to take certain actions which Mr. Gottstein and Mr. Genger believe are necessary in order for the Company to grow and prosper as an independent public company; formulated a strategic proposal which they determined to promptly communicate to the Company's Board of Directors; and considered possible further action if their proposal was not acted upon by the Company's Board of Directors. On March 11, 1999, Mr. Gottstein and Mr. Genger sent a joint letter (the "Letter"), a copy of which is annexed hereto as Exhibit 1, to each of the Company's directors (addressed to the Company's Chairman of the Board and Chief Executive Officer (the "Chairman")), setting forth Mr. Gottstein's and Mr. Genger's proposal. The Letter stated, among other things, that Mr. Gottstein and Mr. Genger believed that the composition of the Company's Board of Directors needed to be restructured to include capable individuals who have established themselves in the business and/or scientific community; that such action would instill a new sense of direction and give credibility to the Company's plans and prospects; and that the newly restructured Board would provide a valuable resource to management to help rebuild the profitability of the Company and restore shareholder value which had been significantly eroded over the past several months.

       Specifically, the Letter proposed that rather than simply expanding the Board to include new members (which could make the size of the Board unwieldy), the two management directors, other than the Chairman, together with one non-management director (other than the representative of Trans-Resources, Inc.), be replaced with four new directors to be identified by Mr. Gottstein and Mr. Genger. After this restructuring, a majority of the Company's' Board would be unaffiliated with either management or Mr. Gottstein and Mr. Genger.

       The further possible action being considered by Mr. Gottstein and Mr. Genger, if the proposal set forth in the Letter is not favorably acted upon by the Company's Board, reflects the fact that, as holders, collectively, of more than 10% of the paid up share capital of the Company, Mr. Gottstein and Mr. Genger would have the right to require that the Company's Board convene an extraordinary general meeting of the Company's shareholders in accordance with Section 109 of the Israel Companies Ordinance in order to effectuate the changes that Mr. Gottstein and Mr. Genger are asking the Board (by the Letter) to voluntarily take.

       As substantial shareholders of the Company and in light of the Company's disappointing recent performance, in addition to the strategic initiative with Mr. Genger reflected in the Letter, the Reporting Persons may otherwise become more active in attempting to affect the policies of the Company, with or without the cooperation of Mr. Genger and possibly with the cooperation of as yet uncontacted shareholders other than Mr. Genger in order that the long-term potential value of the Company be realized; and the Reporting Persons may buy more Shares depending upon market conditions and other factors described below.

       Subject to applicable legal requirements and the factors referred to below, the Reporting Persons may purchase additional Shares from time to time in open market or privately negotiated transactions. In determining whether to purchase additional Shares, the Reporting Persons intend to consider various factors, including, without limitation, the following:
 the availability of Shares for purchase at particular price levels; the business and prospects of the Company; the businesses and prospects of the Reporting Persons; other business and investment opportunities available to the Reporting Persons; economic conditions; stock market and money market conditions; and other plans and requirements of the Reporting Persons. In addition, depending upon, among other things, the matters referred to above, subject to applicable legal requirements the Reporting Persons may determine to dispose of all or a portion of their Shares.

       Other than as described above, the Reporting Persons do not have any present plans or proposals which relate to or would result in (although they reserve the right to develop such plans or proposals) any transaction, change or event specified in clauses (a) through (j) of Item 4 of the form of Schedule 13D.


 ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

       Item 5 of the Original Schedule 13D is hereby amended as follows:

           (a) The Reporting Persons own 1,932,134 Shares in the aggregate. The percentage of the class of such Shares beneficially owned by the Reporting Persons is 6.72%. The percentage is based upon a total of 28,764,093 Shares outstanding, as reported on the cover page of the Company's Form 20-F, dated May 27, 1998, for the fiscal year ended December 31, 1997.

           (c) Each of the Reporting Persons effected the following open market purchases of Shares during the past 60 days:

                     Amount of
       Date of      Securities     Price
       Transaction  Involved       per Share
       -----------  ----------     ---------

       01/19/99     12,500         $7.3750
       01/19/99     12,500         $7.3125
       01/27/99     15,000         $6.2500
       01/28/99     35,000         $6.2500
       01/28/99      5,000         $6.1875
       01/29/99     10,000         $6.2500
       01/29/99     10,000         $6.1875
       02/01/99     15,000         $6.1875
       02/01/99     10,000         $6.2500
       02/02/99     15,000         $6.1875
       02/02/99     10,000         $6.2500
       02/03/99     10,000         $6.2500
       02/03/99     10,000         $6.2500
       02/04/99     15,000         $6.2500
       02/23/99     10,000         $5.2500
       02/23/99     20,000         $5.3750


 ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

       Item 6 of the Original Schedule 13D is hereby amended as follows:

       Except to the extent described in Item 2, Item 4 and in this Item 6, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of such Reporting Persons and any other person with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship involving the transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies), although the Reporting Persons reserve the right to develop such in the future.

           The Reporting Persons and the TRI Entities have agreed to share in proportion to their respective ownership of Shares the costs and expenses in connection with the actions which may be taken by them in furtherance of the objectives described in Item 4 above and are considering the retention of, among others, a professional proxy solicitation firm to assist in the achievement of their common objectives described in Item 4, whose expenses would be similarly shared.


 ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

       Item 7 of the Original Schedule 13D is hereby amended to add the following exhibit:

       Exhibit 1: Letter, dated March 11, 1999, from Mr. Gottstein and Mr. Genger to the Board of Directors of the Company



                                   SIGNATURE


           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Dated:  March 11, 1999


                               /s/ Barnard J. Gottstein
                               --------------------------------------
                               Barnard J. Gottstein
                               Individually and as Trustee of the Barnard
                               J. Gottstein Revocable Trust


                               BARNARD J. GOTTSTEIN REVOCABLE TRUST


                               /s/ Barnard J. Gottstein
                               ---------------------------------------
                               Barnard J. Gottstein
                               Trustee